SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. _____)1

                              ISLAND PACIFIC, INC.
                                (Name of Issuer)

                   COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   464478106
                                 (CUSIP Number)

                                Michael Robinson
                  Corporate Secretary and Group Legal Director
                               The Sage Group plc
                                   Sage House
                                Benton Park Road
                      Newcastle upon Tyne NE7 7LZ, England
                         Telephone: +44 (191) 255 3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500

                               November 14, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 464478106                   13D                     Page 2 OF 9 Pages
-------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Sage Group plc                                   I.D. No.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                                 (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3
---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS (See Instructions)
    4
           WC
---------- ---------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           England
---------- ---------------------------------------------------------------------
                             7     SOLE VOTING POWER
         NUMBER
                                   27,406,607 (See Item 5)
           OF              ------- ---------------------------------------------
                             8     SHARED VOTING POWER
         SHARES
                                   0
      BENEFICIALLY         ------- ---------------------------------------------
                             9     SOLE DISPOSITIVE POWER
        OWNED BY
                                   27,406,607 (See Item 5)
          EACH             ------- ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER
        REPORTING
                                   0
         PERSON            ------- ---------------------------------------------

          WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,406,607 (See Item 5)
---------- ---------------------------------------------------------------------
           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES (See Instructions)

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           48.4% (See Item 5)
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON (See Instructions)
   14
           CO
----------- --------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, $0.0001 par value per share (the "Common Stock"), of Island Pacific, Inc. (formerly, SVI Solutions, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 19800 MacArthur Boulevard, Suite 1200, Irvine, California 92612.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by The Sage Group plc, a company organized under the laws of England ("Sage"). The principal business of Sage is supplying business management software solutions and related products and services to the small- and medium-sized business community worldwide. The principal offices and principal business of Sage are located at Sage House, Benton Park Road, Newcastle upon Tyne NE7 7LZ, England.

         (a) - (c), (f) Certain information concerning the executive officers and directors of Sage is set forth in Schedule A hereto and is incorporated herein by reference.

         (d) - (e) During the past five years, neither Sage nor, to the best knowledge of Sage, any of the executive officers and directors of Sage, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by Sage in acquiring its interest in the Company was ZAR 174,889,027 (equivalent to $26,818,946 based on an exchange rate of 0.14854 on November 14, 2003, the date the securities were acquired). Sage obtained all of such funds from its working capital.

ITEM 4.       PURPOSE OF TRANSACTION.

         The securities of the Company to which this Schedule 13D relate were acquired by Sage in connection with the consummation of the transactions contemplated by the Sale of Business Agreement (the "Original Sale of Business Agreement"), dated August 26, 2003, between Softline Limited, a company registered in accordance with the laws of South Africa ("Softline"), and Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), a company registered in accordance with the laws of South Africa and a wholly-owned subsidiary of Sage ("Sage South Africa"), the Addendum to Sale of Business Agreement, dated November 7, 2003 (the "Addendum") and the Second Addendum to Sale of Business Agreement, dated November 24, 2003 (the "Second Addendum" and together with the Original Sale of Business Agreement and the Addendum, the "Sale of Business Agreement"). Under the Sale of Business Agreement, Sage South Africa agreed to acquire substantially all of the assets and liabilities of Softline, including the equity holdings of Softline in its subsidiaries and certain other entities, including the Company. Pursuant to the Addendum, among other things, Sage South Africa assigned to Sage all of its rights and obligations under the Sale of Business Agreement with respect to the equity interests held by Softline in the Company.

         In connection with the consummation of the transactions contemplated by the Sale of Business Agreement, certain agreements relating to the securities of the Company were assigned to and assumed by Sage, including the Purchase and Exchange Agreement (the "Purchase Agreement"), dated January 1, 2002, by and between the Company and Softline; the Investor Rights Agreement (the "Investor Rights Agreement"), dated January 1, 2002, by and between the Company and Softline; and the Option Agreement (the "Beck Option Agreement"), dated April 25, 2003, by and between Softline, as grantor, and Steven Beck, as trustee of a certain management group of the Company. In addition, in order to induce certain third parties to consent to the transaction, Sage executed a letter, dated November 20, 2003 (the "Lock-Up Letter"), in favor of Midsummer Investment, Ltd. and Omicron Master Trust.

         Pursuant to the Purchase Agreement, the Company (a) issued and sold to Softline 53,000 shares of Series A Preferred Stock and (b) sold, assigned and transferred to Softline all of the Company's right, title and interest in and to a note and a pledge agreement, in exchange for a release by Softline in favor of the Company. The Company also issued 88,000 shares of Series A Preferred Stock to Softline in exchange for 10,700,000 shares of the Common Stock held by Softline. As assignee of Softline's rights and obligations under the Purchase Agreement, Sage is prohibited from offering or selling the Series A Preferred Stock in the United States or to a U.S. person unless such securities are registered under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from the registration requirements is available.

         Pursuant to the Investor Rights Agreement, as assignee of Softline's rights and obligations, Sage is entitled to certain rights with respect to the registration under the Securities Act of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Under the terms of the Investor Rights Agreement, subject to certain limitations, if the Company proposes to register any shares of Common Stock, the Company shall, upon Sage's written request, register all or any portion of the Common Stock issuable upon conversion of the Series A Preferred Stock held by Sage. The Company shall not include Sage's securities in an offering involving an underwriting of shares, unless Sage accepts the terms of the underwriting and enters into an underwriting agreement. The Company shall include in the offering only that number of shares held by Sage that the underwriters determine in their sole discretion will not jeopardize the success of the offering. The Investor Rights Agreement further provides that, under certain conditions, Sage may require the Company to register on Form S-3 the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock. In addition, pursuant to the terms of the Investor Rights Agreement, the Company has a right of first refusal to purchase all but not less than all of any securities Sage proposes to sell to a third party.

         Pursuant to the Beck Option Agreement, Softline granted to Steven Beck ("Beck") the option to purchase, subject to certain conditions, from Softline 8,000,000 shares of Common Stock held by Softline and such number of shares of Series A Preferred Stock that are convertible into 17,625,000 shares of Common Stock as of April 25, 2003 (the "Option Shares"). The price for each Option Share shall be $0.80 per share of Common Stock represented by such Option Share. The option expires on the earlier of March 24, 2003 and the date on which an optionee's full-time employment as an officer or director of the Company is terminated for any reason. The Beck Option Agreement is subject to any agreement to which Softline and/or the Company are bound, including the Investor Rights Agreement. On September 17, 2003, in accordance with the terms of the Beck Option Agreement, Beck exercised, in part, his option to purchase such number of shares of Series A Preferred Stock convertible into 500,000 shares of Common Stock, at an exercise price of $400,000.

         Pursuant to the Lock-Up Letter, during the option period of that certain option granted to Beck, Sage may not sell those shares of Common Stock or Series A Preferred Stock that are subject to the Beck Option Agreement, except to Beck pursuant to such Beck Option Agreement. In addition, provided that Midsummer Investments, Ltd. and Omicron Master Trust continue to hold unconverted debentures of the Company at the time the Beck option expires and Sage continues to hold the Option Shares after such period, then Sage may sell only that number of shares that Sage would be permitted to sell pursuant to Rule 144(e) under the Securities Act, notwithstanding that any shares may be registered for resale at such time.

         The foregoing descriptions of the Sale of Business Agreement, the Purchase Agreement, the Investor Rights Agreement, the Beck Option Agreement and the Lock-Up Letter are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference and copies of which are filed as Exhibits 1 through 7 to this Schedule 13D, respectively.

         Sage may from time to time, depending on certain conditions, sell all or part of the shares of the Company. Sage intends to review its investment in the Company from time to time, evaluating the Company's business, prospects, financial condition, the market price of the shares, general economic conditions, general stock market and other factors and future developments that Sage may deem relevant from time to time, and may decide at any time, based on the foregoing and other factors, to decrease the size of its investment in the Company. Any such disposition may be effected through open market or privately negotiated transactions, or otherwise.

         Except as set forth above, Sage does not have, and to the best knowledge of Sage, none of the individuals identified in Schedule A has, any plan or proposal which relates to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The number of shares of Common Stock that may be deemed to be beneficially owned by Sage is equal to 27,406,607 which consists of (i) 8,923,915 shares of Common Stock, (ii) 18,410,880 shares of Common Stock issuable upon conversion of 136,788 shares of Series A Preferred Stock, (iii) 61,812 shares of Common Stock issuable, at an exercise price of $2.00 per share, upon exercise of outstanding options exercisable within 60 days and (iv) 10,000 shares of Common Stock issuable, at an exercise price of $11.75 per share, upon exercise of outstanding options exercisable within 60 days, which in the aggregate constitute approximately 48.4% of the issued and outstanding shares of Common Stock (based on 38,195,279 shares of Common Stock of the Company outstanding as of August 20, 2003, as disclosed by the Company in its Registration Statement on Form S-1/A, filed on September 26, 2003, plus the shares of Common Stock referred to in clauses (ii) through (iv) above).

         With respect to all of the 27,406,607 shares of Common Stock that may be deemed to be beneficially owned by Sage, Sage has sole voting power and sole dispositive power.

         (c) In connection with the consummation of the transactions contemplated by the Sale of Business Agreement, Sage acquired all of the equity interests in the Company described in this Item 5 on November 14, 2003, for the aggregate price of ZAR 174,889,027 (equivalent to

$26,818,946 based on an exchange rate of 0.14854 on November 14, 2003, the date the securities were acquired).

         Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by Sage, nor to the knowledge of Sage, as of the date hereof, by any person listed on Schedule A hereto.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.    Exhibit Name
     -----------    ------------

         1 Sale of Business Agreement, dated August 26, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         2 Addendum to Sale of Business Agreement, dated November 7, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         3 Second Addendum to Sale of Business Agreement, dated November 24, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         4 Purchase and Exchange Agreement, dated January 1, 2002, by and between Island Pacific, Inc. and Softline Limited.

         5 Investor Rights Agreement, dated January 1, 2002, by and between Island Pacific, Inc. and Softline Limited.

         6 Option Agreement, dated April 25, 2003, by and between Softline, as grantor, and Steven Beck, as trustee.

         7 Lock-Up Letter, dated November 20, 2003, in favor of Midsummer Investment, Ltd. and Omicron Master Trust.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 24, 2003            The Sage Group plc



                                      By:      /s/ Paul Walker
                                               -----------------------------
                                      Name:    Paul Walker
                                      Title:   Chief Executive Officer

                                                                     Schedule A


             EXECUTIVE OFFICERS AND DIRECTORS OF THE SAGE GROUP PLC


         The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of The Sage Group plc. Unless otherwise indicated, each such person is a citizen of the United Kingdom, and the business address of each such person is c/o The Sage Group plc, Sage House, Benton Park Road, Newcastle upon Tyne NE7 7LZ, England.


                                              THE SAGE GROUP PLC
 -------------------------------------------------------------------------------------------------------------
|               Name                    |                    Present Principal Occupation                     |
|---------------------------------------|---------------------------------------------------------------------|
| Michael Jackson                       | Chairman of The Sage Group plc.                                     |
|---------------------------------------|---------------------------------------------------------------------|
| Paul Walker                           | Chief Executive Officer of The Sage Group plc.                      |
|---------------------------------------|---------------------------------------------------------------------|
| Paul Stobart                          | Managing Director, U.K. of The Sage Group plc.                      |
|---------------------------------------|---------------------------------------------------------------------|
| Paul Harrison                         | Group Finance Director of The Sage Group plc.                       |
|---------------------------------------|---------------------------------------------------------------------|
| Guy Berruyer (French citizenship)     | Managing Director, Mainland Europe of The Sage Group plc.           |
|---------------------------------------|---------------------------------------------------------------------|
| Ron Verni (U.S. citizenship)*         | Managing Director, U.S. Operations of The Sage Group plc.;          |
|                                       | President and Chief Executive Officer of Best Software of           |
|                                       | California, Inc.                                                    |
|---------------------------------------|---------------------------------------------------------------------|
| Kevin Howe (U.S. citizenship)         | Manager of Mercury Ventures.                                        |
|---------------------------------------|---------------------------------------------------------------------|
| Lindsay Bury                          | Chairman of South Staffordshire Group plc and Henderson Electric    |
|                                       | and General Investment Trust plc.                                   |
|---------------------------------------|---------------------------------------------------------------------|
| John Constable                        | Trustee of the Pensions Trust; Chairman of the Harpur Trust.        |
|---------------------------------------|---------------------------------------------------------------------|
| Tim Ingram                            | Chief Executive Officer of Caledonia Investments plc.               |
 -------------------------------------------------------------------------------------------------------------


* The business address of such person is c/o Best Software, Inc., 56 Technology Drive, Irvine, California 92618.

                                 EXHIBIT INDEX

     Exhibit No.    Exhibit Name
     -----------    ------------

         1 Sale of Business Agreement, dated August 26, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         2 Addendum to Sale of Business Agreement, dated November 7, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         3 Second Addendum to Sale of Business Agreement, dated November 24, 2003, by and between Sage Software (SA) (Proprietary) Limited (formerly, Flagman Investments (Proprietary) Limited), and Softline Limited.

         4 Purchase and Exchange Agreement, dated January 1, 2002, by and between Island Pacific, Inc. and Softline Limited.

         5 Investor Rights Agreement, dated January 1, 2002, by and between Island Pacific, Inc. and Softline Limited.

         6 Option Agreement, dated April 25, 2003, by and between Softline, as grantor, and Steven Beck, as trustee.

         7 Lock-Up Letter, dated November 20, 2003, in favor of Midsummer Investment, Ltd. and Omicron Master Trust.